SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29787; 812-13891]

Investment Managers Series Trust, et al.; Notice of Application

Date: September 13, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: Investment Managers Series Trust (the "Trust") and Palmer Square Capital Management LLC ("Palmer Square").

Filing Dates: The application was filed on April 8, 2011, and amended on June 8, 2011 and August 15, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 11, 2011, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c\o Laurie A. Dee, Esq., Bingham McCutchen LLP, Plaza Tower, 18th Floor, 600 Anton Boulevard, Costa Mesa, CA 92626.

For Further Information Contact: Keith A. Gregory, Senior Counsel, at (202) 551-6815, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company and is comprised of 35 series, including the Palmer Square Absolute Return Fund ("PS Fund").[1] Palmer Square is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and serves as the investment adviser to the PS Fund. Any other Adviser will be registered as an investment

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[1] Applicants also request relief with respect to existing and future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by Palmer Square or any entity controlling, controlled by or under common control with Palmer Square or its successors (any such entity, together with Palmer Square, an "Adviser"); (b) uses the manager of managers structure described in the application (the "Manager of Managers Structure") and (c) complies with the terms and conditions of the application (together with the PS Fund, the "Funds" and each, individually, a "Fund"). For the purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. All entities that currently intend to rely on the requested relief are named as applicants.   If the name of any Fund contains the name of a Subadviser (as defined below), the name of the Adviser that serves as the primary adviser to the Fund will precede the name of the Subadviser.

adviser under the Advisers Act. An Adviser will serve as the investment adviser to each

Fund pursuant to an investment advisory agreement (the "Advisory Agreement") with the

Fund. Each Advisory Agreement will be approved by the board of trustees of the Trust

("Board")[2], including a majority of the trustees who are not "interested persons," as

defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees")

and by the initial shareholder of the Fund.

2. Under the terms of each Advisory Agreement, the Adviser, subject to the

oversight of the Board, will be responsible for the overall management of each Fund's

business affairs and selecting the Funds' investments in accordance with its investment

objectives, policies and restrictions. For the investment management services that it

provides to the Fund, an Adviser will receive the fee specified in the Advisory Agreement.

The Advisory Agreement also permits the Adviser to retain one or more subadvisers, at its

own cost and expense, for the purpose of managing the investment of all or a portion of the

assets of a Fund. Pursuant to this authority, the Adviser will enter into investment

subadvisory agreements ("Subadvisory Agreements") with certain unaffiliated subadvisers

(each, a "Subadviser") to provide investment advisory services to the Funds. Palmer

Square currently employs seven Subadvisers for the PS Fund. Each Subadviser is and each

future Subadviser will be registered as an investment adviser under the Advisers Act. The

Adviser will supervise, evaluate and allocate assets to the Subadvisers, and make

recommendations to the Board about their hiring, retention or termination, at all times

subject to the authority of the Board.

3. Applicants request an order to permit the Adviser, subject to Board approval,

to enter into and materially amend Subadvisory Agreements without obtaining shareholder

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[2] The term "Board" also includes the board of trustees or directors of a future Fund.

approval**.** The requested relief will not extend to any subadviser that is an affiliated

person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other

than by reason of serving as a subadviser to the Fund ("Affiliated Subadviser").

4. Applicants also request an exemption from the various disclosure provisions

described below that may require the Funds to disclose fees paid by the Adviser to the

Subadvisers. An exemption is requested to permit the each Fund to disclose (as both a

dollar amount and as a percentage of the respective Fund's net assets): (a) the aggregate

fees paid to the Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to

Subadvisers (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an

Affiliated Subadviser also will provide separate disclosure of any fees paid to any

Affiliated Subadviser.

Applicants' Legal Analysis:

1. Section 15(a) of the Act provides, in relevant part, that it is unlawful for any

person to act as an investment adviser to a registered investment company except pursuant

to a written contract that has been approved by the vote of a majority of the company's

outstanding voting securities. Rule 18f-2 under the Act provides that each series or class

of stock in a series investment company affected by a matter must approve that matter if

the Act requires shareholder approval.

2. Form N-1A is the registration statement used by open-end investment

companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of

the investment adviser's compensation.

3. Rule 20a-1 under the Act requires proxies solicited with respect to an

investment company to comply with Schedule 14A under the Securities Exchange Act of

1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of

Schedule 14A, taken together, require a proxy statement for a shareholder meeting at

which the advisory contract will be voted upon to include the "rate of compensation of the

investment adviser," the "aggregate amount of the investment adviser's fees," a description

of the "terms of the contract to be acted upon," and, if a change in the advisory fee is

proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required

to be included as part of investment company registration statements and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X

require that investment companies include in their financial statements information about

investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any

person, security, or transaction or any class or classes of persons, securities, or transactions

from any provisions of the Act, or from any rule thereunder, if such exemption is necessary

or appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act. Applicants state that the

requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders are relying on the Adviser's expertise

to select one or more Subadvisers best suited to achieve a Fund's investment objectives.

Applicants assert that, from the perspective of the shareholder, the role of the Subadvisers

is substantially equivalent to that of the individual portfolio managers employed by

traditional advisory firms. Applicants state that requiring shareholder approval of each

Subadvisory Agreement would subject a Fund to expenses and delays and may preclude the Adviser from acting promptly. Applicants note that the Advisory Agreement and any

subadvisory agreement with an Affiliated Subadviser will remain subject to section 15(a)

of the Act and rule 18f-2 under the Act.

7.   Applicants assert that Subadvisers use a "posted" rate schedule to set their

fees. Applicants state that, while Subadvisers are willing to negotiate fees lower than those

posted in the schedule, they are reluctant to do so where the fees are disclosed to the public

and other Subadvisers. Applicants submit that the requested relief will allow the Adviser

to negotiate more effectively with Subadvisers.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the

manner described in the application will be approved by a majority of the Fund's outstanding

voting securities, as defined in the Act, or in the case of a Fund whose public shareholders

purchase shares on the basis of a prospectus containing the disclosure contemplated by

condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the

public.

2.   Each Fund relying on the requested order will disclose in its prospectus the

existence, substance, and effect of any order granted pursuant to the application. Each Fund

will hold itself out to the public as utilizing the Manager of Managers Structure. The

prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to

oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination,

and replacement.

3.   Within 90 days of the hiring of a new Subadviser, Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of the new Subadviser. To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Subadviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   An Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8. Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9. Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. An Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

11. No Trustee or officer of the Trust or a Fund, or director, manager, or officer of an Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

12. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary